L'ORÉAL


05006010

L'OREAL
International Financial Information Department

February 17th, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information (Typographical correction) pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Release: 2004 results

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Clichy, Thursday, February 17th 2005 – 8:55 a.m.

L'ORÉAL

2004 ANNUAL RESULTS

Double-digit growth in pre-tax profit for the 20th consecutive year
Profitability sharply improved once again in 2004
Proposed dividend up by +12.3%
Lindsay OWEN-JONES presents plan for his succession

- MARKET SHARE GAINS AND HIGH SALES GROWTH: UP BY +6.2% LIKE-FOR-LIKE

- STRONG GROWTH IN OPERATING PROFIT: € 2,116 m, UP BY +16.3%

- IMPROVED PROFITABILITY IN ALL GEOGRAPHIC ZONES

- PRE-TAX PROFIT OF CONSOLIDATED COMPANIES: € 2,063m, UP BY +10.3%

- NET INCOME AFTER MINORITY INTERESTS: €3,626m, UP BY +143%

- SHARE BUYBACK PROGRAMME EXTENDED TO € 1,250m

- APPOINTMENT OF TWO NEW DIRECTORS PROPOSED : MR. LOUIS SCHWEITZER, CHAIRMAN AND CEO OF RENAULT AND MR. WERNER BAUER, EXECUTIVE VICE PRESIDENT OF NESTLE.

The Board of Directors of L'Oréal met on Wednesday, February 16th 2005 under the chairmanship of Mr Lindsay OWEN-JONES and in the presence of the Statutory Auditors. The Board closed the consolidated financial statements and the financial statements of the L'Oréal parent company for 2004. The Board of Directors congratulated the senior managers and the management teams on achieving pre-tax profit growth for the 20th consecutive year.

The dividend proposed to the Annual General Meeting of April 26th will be €0.82 per share. The Board of Directors has, furthermore, decided to extend the share buyback programme by raising it to € 1,250m

Commenting on the results, Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer of L'Oréal said: "In 2004, thanks to the innovations of its laboratories and the success of its brands, L'Oréal once again increased its sales, by +6.8% excluding the impact of currency fluctuations, a rate considerably higher than the growth of the cosmetics market.
Our strategy of retail channel diversification and strong presence in new fast-growing markets has led to another year of strong growth. This expansion, combined with strict cost control, has enabled us once again to significantly improve our profitability.
The merger of Sanofi-Synthélabo with Aventis has allowed us to deconsolidate our stake in pharmaceuticals, thus clarifying our focus on the core cosmetics business."

Furthermore, Mr. OWEN-JONES has shared with the Board of Directors his proposals for his succession, having first submitted them to the Management and Remuneration Committee.

Mr. OWEN-JONES will propose to the meeting of the Board of Directors which will follow the Annual General Meeting of April 2006, to separate the functions of Chairman and of Chief Executive Officer. He will recommend as Chief Executive Officer Mr Jean-Paul AGON, 48, graduate of HEC, who joined L'OREAL in 1978 and who has devoted his entire career to the Group. After having been General Manager of several Brands and L'OREAL companies within the European structure, Mr AGON was named Director for the development of The Asia Zone in 1997. He is currently President of L'OREAL USA, a post he has occupied since October 2001.

Commenting on these proposals, Mr. OWEN-JONES announced "I am keen to organize a smooth and transparent transition of the Group's Management, reflecting the continuity of our results and our strategy. It is my duty to initiate this transition and to ensure its success. Jean-Paul AGON is the ideal candidate. He is a natural team leader and is endowed with great human qualities. His track record has been rich, diverse and unfailingly successful. He enjoys my full confidence"

The Board of Directors has approved the plan. At the meeting, Madame BETTENCOURT, as President of the Management and Remuneration Committee, expressed her great satisfaction that, following so many years of regular and repeated business success, Mr. OWEN-JONES had, in a timely anticipation of events, shown such consideration for the future of the

Mr Rainer E. GUT, Vice-President of the Board of Directors, joined Madame BETTENCOURT in conveying his congratulations ; he expressed his satisfaction that, in this transition, continuity is ensured in the form of Mr OWEN-JONES' role as Chairman. He confirmed his confidence and support to Mr Jean-Paul AGON in his future position as Management Director.

Finally, the Board of Directors decided on the draft resolutions to be submitted to the AGM on April 26th 2005.

Changes in the Board of Directors

The AGM will be asked to approve the financial statements for 2004, the allocation of income, and the attribution of the dividend.

At the AGM, the Board will propose that the tenure of the following directors should be renewed:

- Mrs Françoise BETTENCOURT MEYERS
- Mr Peter BRABECK-LETMATHE
- Mr Jean-Pierre MEYERS.

Mr François DALLE, Chairman and Chief Executive Officer of L'Oréal from 1957 to 1984 and a director of the group since 1950, has decided not to request the renewal of his tenure as director. Mr OWEN-JONES, in his own name and on behalf of the Board of Directors, paid a special tribute to Mr DALLE, emphasising the remarkable contribution he has made in the construction of the group, its growth and its international expansion. Mr. OWEN-JONES said "A major part of L'OREAL's history is the work of François DALLE".

Mr. Rainer E. GUT, a director of L'Oréal since 2000, has decided to step down as director at the end of the AGM of April 26th. The Board thanked him warmly in recognition of the high quality of his work, particularly as a member of the Review Committees.

The Board will propose to the AGM the election of two new administrators :

. Mr Louis SCHWEITZER, Chairman and Chief Executive Officer of Renault

Mr. Werner BAUER, Executive Vice-President, Research and Production, Nestlé SA

The full text of the draft resolutions, and the documents required for the AGM of April 26th, 2005, will be included in the Notice to Attend to be published in the *Bulletin d'Annonces Légales Obligatoires (BALO)* and on L'Oréal's financial Web site, loreal-finance.com.

Main annual indicators

	At December 31st 2003 (€ m)	At December 31st 2004 (€ m)	Growth (%)
Sales	**14,029**	**14,534**	**+3.6**
Operating profit	**1,819**	**2,116**	**+16.3**
Exchange gains and losses	144	46	-
Adjusted operating profit (1)	**1,964**	**2,161**	**+10.1**
Pre-tax profit of consolidated companies	**1,870**	**2,063**	**+10.3**
Share in net operational profit of equity affiliates (2)	420	292	-
Net operational profit after minority interests*	**1,653**	**1,656**	**+0.1**
Net earnings per share	2.45	2.46	-
Dividend (€)	0.73	0.82 (3)	+12.3
Net income after minority interests	1,491	3,626	+143

(1) Operating profit including exchange gains and losses
(2) Share in profit of Sanofi-Synthélabo, deconsolidated on August 12th 2004
(3) Dividend to be proposed to AGM on April 26th 2005.

2004 annual sales

Sales growth by operational division and geographic zone was as follows:

	At December 31st 2004		
	€ m	Growth	
		Like-for-like**	Published figures
By operational division			
Professional Products	1,998	+7.6%	+5.2%
Consumer Products	7,754	+5.8%	+3.3%
Luxury Products	3,520	+5.2%	+2.3%
Active Cosmetics	852	+15.0%	+13.8%
Cosmetics total	**14,220**	**+6.3%**	**+3.8%**
By geographic zone			
Western Europe	7,313	+1.1%	+1.3%
North America	3,772	+8.1%	-0.3%
Rest of world, of which:	3,135	+18.1%	+16.2%
- Asia	1,269	+17.0%	+19.3%
- Latin America	724	+16.2%	+7.0%
- Eastern Europe	524	+29.3%	+27.3%
- Other countries	618	+13.9%	+13.2%
Cosmetics total	**14,220**	**+6.3%**	**+3.8%**
Dermatology (1)	293	+1.8%	-4.3%
Group total	**14,534**	**+6.2%**	**+3.6%**

(1) Group share, i.e. 50%

Sales growth in each of the divisions was as follows:

- The **Professional Products Division,** whose products are sold through hair salons, achieved +7.6% like-for-like growth, which was greater than the market. Growth was supported by the launches of the *Kérastase Réflection* range of products for coloured hair, and of *Platinium* lightening paste from *L'Oréal Professionnel*, together with the continuing global roll-out of *Matrix*.

- The sales of the **Consumer Products Division** grew by +5.8% like-for-like. The second part of the year benefited from the excellent reception given to the latest launches from *L'Oréal Paris* (*Elsève* anti-dandruff shampoo, the *Refinish* facial micro-dermabrasion kit and *Accord Parfait* foundation), *Garnier* (*Multilights* hair colour kit) and *Maybelline* make-up (*XXL* mascara and *Dream Matte Mousse* foundation).

- The **Luxury Products Division** achieved like-for-like growth of +5.2%. Several product successes made important contributions: *Armani Black Code* perfume, and the recently launched *Line Peel* cream from *Biotherm*, *Hydra Genius* cream from *Helena Rubinstein* and *Hypnose* mascara from *Lancôme*. Other developments worth noting were the expansion of *Kiehl's* and *Shu Uemura* and the success of the opening of the *Lancôme*, *Biotherm* and *Kiehl's* boutiques.

- **Active Cosmetics**, number one in the market for dermocosmetic skincare products sold through pharmacies, once again produced strong like-for-like growth with a figure of +15.0%. Successful launches during the year made a solid contribution to this impressive figure.
In the fast-growing nutricosmetics market, *Innéov* strengthened its position by becoming number one in the anti-ageing segment, and by the successful launch of *Innéov Hair Mass*.
In the **Dermatology branch**, *Galderma*'s sales grew by 1.8% like-for-like, a modest increase reflecting the sluggishness of the dermatology market in the United States.

Rapid growth in North America
Spectacular expansion of new markets

- In **North America**, like-for-like sales growth was +8.1%, with each of the three divisions *making substantial market share gains.*
Professional Products took advantage of successful launches for all the Division's brands.
In Consumer Products, *Fructis* by *Garnier* achieved a breakthrough, while *L'Oréal Paris* increased its sales, and *Maybelline* confirmed its position as number one in mass-market make-up.
The sales of Luxury Products were bolstered by strong growth from *Kiehl's* and *Lancôme,* the success of the new *Armani Cosmetics* line and the successful launches of *Ralph Lauren* perfumes.

- Sales in **Western Europe** increased by +1.1% like-for-like, with good performances in Spain (+8.6%), the United Kingdom (+7%) and all the Scandinavian countries.
Professional Products once again grew faster than the market, thanks in particular to the successes of *Kérastase* and *L'Oréal Professionnel.*
With the success of its product launches, the Consumer Products Division has become number one in the facial skincare market in value terms, and increased its hair colourant market share by more than one percentage point.
Luxury Products sales trends, favourable in the United Kingdom and Spain, were however held back by stock reduction in the selective retail channel in France and Germany.
Once again, Active Cosmetics made rapid progress, while winning market share, particularly in Germany.

- The growth rate in the **Rest of the World** was once again very high at 18.1% like-for-like.

• Sales continued to increase quickly in **Asia**, with like-for-like growth of +17%. Sales in China almost doubled thanks to the effect of growth by existing brands and the *Mininurse* and *Yue Sai* acquisitions.
Growth in the whole of the Chinese world increased rapidly, with like-for-like growth of 36% in Hong Kong and 22% in Taiwan. There were also strong increases in sales in Malaysia, Thailand and Singapore.

• Sales in **Latin America,** which rose by +16.2% like-for-like, were supported by growth in all the group's divisions, with increases of 12.6% in Mexico and 12.5% in Brazil. Sales in Argentina, up by +23% like-for-like, continued to recover.

• In **Eastern Europe**, 2004 saw very rapid sales growth of +29.3% like-for-like, with figures of +42% for the Russian Federation and +18% for Poland. The Czech Republic, with like-for-like growth of +20%, took advantage of the success of *Elsève* shampoo, now number one in its market.

• Sales in all the **Other Countries** combined grew strongly at +13.9% like-for-like. Performance in India (+46%), Australia (+14%) and Turkey (+26%) was outstanding.

Strong increase in operating profitability: +16.3%

Operating profit grew sharply by +16.3%, much faster than the increase in sales. Sales were affected by the negative impact of currency fluctuations.

Continuing industrial rationalisation efforts led to a further improvement in purchases, which increased less strongly than sales.
Control of the headcount in Europe and the United States helped reduce personnel costs as a percentage of sales.
External charges, which represented 44.5% of sales, were reduced thanks to strict control of all expenses.
External charges increased by 1.7%. This modest rise reflects firstly the strict control of operating expenses, and secondly the lower level of activity in the second half in perfume launches, for which very large advertising expenses are necessary. Finally, the trend in the mix of different activities, which by their nature generate very different levels of external charges, contributed to this low increase.

In all, operating profit advanced by +16.3% to reach 14.6% of sales.
Exchange gains amounted to €46m, compared with €144m at the end of December 2003. Adjusted operating profit thus came out at €2,161m, up by +10.1%.

The adjusted operating profit of the Cosmetics Branch came out at €2,099m, or 14.8% of sales, considerably higher than in 2003 when the figure was 13.9%.

Improved profitability in all geographic zones

Cosmetics Branch Adjusted operating profit by geographic zone (as % of sales)	2003	2004
Western Europe	14.8	15.3
North America	12.9	13.5
Rest of World	10.2	10.4
Zones total	**13.4**	**13.7**
Not allocated[1]	+ 0.5	+ 1.0
Cosmetics total	**13.9**	**14.8**

[1] This figure is the balance of central expenses and central revenue, that cannot be directly attributed to a particular zone

The low increase in the sales of the **Dermatology Branch** in two of its main markets (United States and Germany), together with the weakening of the U.S. dollar against the euro, have resulted in a slight decrease in adjusted operating profit as a proportion of sales, which now stands at 17.2%.

Pre-tax profit grows by +10.3%

Net financial expense, at €99m, is stable. The financial cost generated by the acquisitions and the share buyback programme has been offset by positive financial flows and favourable interest rates.
The pre-tax profit of the consolidated companies thus comes out at €2,063m, up by 10.3%.

Deconsolidation of Sanofi-Synthélabo

L'Oréal's share in the profit of Sanofi-Synthélabo for 2004 (up to August 12th) amounted to €292m, compared with €420m in 2003.
Because of the dilution in the stake resulting from the take-over of Aventis by Sanofi-Synthélabo, the net income includes a "dilution profit" of €2.2bn. In its 2005 financial statements, the group will record its share of Sanofi-Aventis dividends.

Net profit

In all, the net operational profit after minority interests amounted to €1,656m, stable compared with 2003 because of the Sanofi-Synthélabo deconsolidation.
Net income after minority interests grew strongly at +143%.

Another increase in dividend

The Board of Directors will propose to the Annual General Meeting, to be held on April 26th 2005, a dividend of 0.82 euros per share, up by +12.3%. The dividend payment date is Wednesday May 11th 2005.

IFRS schedule

The changes relating to the new IFRS reference framework are currently being finalised, and L'Oréal decided to publish its 2004 annual results in accordance with French standards without delay on February 17th 2005.
The effects of this change in accounting standards, together with the audited 2004 results established in accordance with IFRS standards, will be presented at a special information meeting at the end of April 2005.
Finally, on September 2nd 2005 the audited interim results will be presented in accordance with IFRS standards.

* Net operational profit consists of the profit after tax of the consolidated companies and includes the group share of the net profit of equity affiliates. It does not include charges to/reversals of provisions for treasury shares, gains and losses on disposals of fixed assets, restructuring costs and amortisation of goodwill. This is the most significant measure of the group's recurrent performance, and has, without any change, for many years, been adopted

** Based on a comparable structure and identical exchange rates.

"This news release does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This news release may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

Contacts at L'ORÉAL

Shareholders
and market authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and
institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com mobile edition; alternatively, call +33.1.40.14.80.50.